UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2004.

                        Commission File Number: 0-30920


                           BARADERO RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           BARADERO RESOURCES LIMITED
                                           -------------------------------------

Date:   OCOTBER 12, 2004                   /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO


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                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         Baradero Resources Limited (the "Issuer")
         #1305 - 1090 West Georgia Street
         Vancouver, BC
         V6E 3V7
         Phone:  (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         October 12, 2004

3.       PRESS RELEASE

         The press release was released on Ocotber 12, 2004 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Ontario and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nick DeMare, President
         Phone: (604) 685-9316

9.       DATE OF REPORT

         October 12, 2004.

                              BARADERO RESOURCES LIMITED

      #1305 - 1090 West Georgia Street Vancouver, British Columbia, V6E 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                             TSXV: BRH       OTCBB: BRHAF

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NEWS RELEASE                                                    OCTOBER 12, 2004


                                CORPORATE UPDATE


VANCOUVER, CANADA - BARADERO RESOURCES LIMITED (TSXV-BRH AND OTCBB-BRHAF) Mr. Nick DeMare, President, is pleased to provide the following corporate update.

Fiscal 2004 marked a year of corporate rationalization and restructuring. With the unsuccessful results in 2003 with respect to our regional California exploration programs, the Company was left with a minor interest in one producing well in Texas, known as the West Ranch Field Prospect. While this interest provided a small amount of operating cash flow, it did not support our operations in the United States. A decision was made to sell the West Ranch Field to a private arm's-length party. Effective May 31, 2004, the Company determined that it could not continue funding its U.S. subsidiary company, California Exploration Inc. and abandoned its investment.

Throughout fiscal 2004, the Company reviewed a number of opportunities which was presented to management. However, any successful negotiation was predicated upon our ability to attract new equity financing. The ability to complete future financings and attract opportunities required a critical assessment of the Company's capital structure. It became apparent that a capital restructuring was necessary. Accordingly, on June 3, 2004, after receipt of all necessary shareholder and regulatory approvals, the Company completed a consolidation of its share capital on a one new for four old basis. As required, the Company also changed its name to Baradero Resources Limited.

With the recently completed share consolidation, the Company is now well positioned to move forward and is currently reviewing a number of opportunities in the resource sector.

ON BEHALF OF THE BOARD


/s/ NICK DEMARE
----------------------
Nick DeMare, President


FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

               The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

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